TEXAS BEER COMPANY LLC

MEMORANDUM OF TERMS

This Memorandum of Terms does not constitute an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted.

THE OFFERING

Issuer:	Texas Beer Company LLC, a Texas limited liability company (the "**Company**")
Securities:	Class B Preferred Units (the "**Preferred**")
Valuation of the Company:	$7,000,000 pre-money
Amount of the offering:	Up to $1,000,000
Number of units:	Up to 6,250 Class B units, which will be 12.5% of the total membership interest upon full subscription of the $1,000,000.
Price per unit:	$140.00 per Unit
Investor(s):	Subscribers purchasing units through Wefunder.com (each, an "**Investor**" and, collectively, the "**Investors**")
Anticipated closing date:	Initial closing will be on or after May 5, 2017, upon Company receiving gross proceeds of at least $100,000 (the "**Initial Closing Date**"). Company may abandon sale if (i) $100,000 not reached by May 31, 2017 or (ii) at Company election prior to the Initial Closing Date.

TERMS OF THE PREFERRED

Discretionary Distributions:	On a pro rata basis, at the discretion of the board of directors, to the following classes of Unit holders:
	65% to the Class A Members according to each Member's percent ownership of the Class A Units until the one year anniversary of the Class A Members receiving aggregate distributions (including Tax Distributions) equal to the contributions used to purchase Series A Units (the "*Class A 1x Return Date*").
	To the Class B Members according to each Class B Member's pro rata ownership of the aggregate Class B membership interests.
	The remaining distributions shall be distributed to the Members holding Common Units according to each such Member's relative ownership of Common Units.

After the Class A 1x Return Date, all distributions shall be made to Members based on their based on their Allocation Percentages for each class of Units.

The Investors will receive customary tax distributions related to any taxable income and gain of the Company allocated to the Investors.

Liquidation preference: *First*, to Members holding Preferred Units, on a pro rata basis, based on the Allocation Percentage of such Members, until such point as the Members holding Preferred Units have been paid back an amount equal to the contributions used to purchase Preferred Units.

Second, 65% to the Class A Members according to each Member's percent ownership of the Class A Units; the Class B Aggregate Allocation Percentage (up to 12.5%, based on the amount raised during the Wefunder campaign) to the Class B Members according to each Class B Member's relative ownership of the aggregate Class B membership interests; and the remaining to the Members holding Common Units according to each such Member's percent ownership of Common Units, until such point as the Members holding Class A Units have received aggregate distributions equal to two times the contributions used to purchase Preferred Units.

Third, to the Members according to each Member's Allocation Percentage for each class of Units for all remaining assets.

Proxy: Investors irrevocably appoint the then-current President of the Company (the "*President*"), as their proxy and attorney, with the power to act alone and with full power of substitution, to, (i) vote all Preferred as the holders of a majority of the Preferred vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority and (iv) take all actions necessary or appropriate for the accomplishment of the foregoing. The proxy and power survive the death, incompetency and disability of the Investor if an individual and, if an entity, survive merger/reorganization of entity holding the Preferred. Other than gross negligence/ willful misconduct, the President will not be liable while acting in good faith as proxy.